BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) informs its shareholders and the market in general that the Administrative Council for Economic Defense’s Court (Tribunal do Conselho Administrativo de Defesa Econômica − CADE) confirmed, in the trial session that occurred on the date hereof, the decision that approved, without restrictions, the Concentration Act No. 08700.002747/2021-50, involving the acquisition by Marfrig Global Foods S.A. of a corporate interest in the Company’s capital stock, as informed by BRF in the Announcements to the Market, dated as of May 21, 2021, June 3, 2021 and September 23, 2021.

São Paulo, October 20, 2021

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.